December 23, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Stickel

Re:	The Habit Restaurants, Inc.
Registration Statement on Form S-3 (File No. 333-208576)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Habit Restaurants, Inc. (the “Company”) hereby respectfully requests that the effective date for its Registration Statement on Form S-3 (File No. 333-208576) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission (the “Commission”) so that it will be declared effective by 4:00 p.m. Eastern Time on December 28, 2015 or as soon as possible thereafter.

The Company hereby acknowledges that:

(i)	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Carl Marcellino of Ropes & Gray LLP, counsel to the Registrant, at (212) 841-0623 as soon as the Registration Statement has been declared effective.

Very truly yours,

THE HABIT RESTAURANTS, INC.

By:	/s/ Russell Bendel
Russell Bendel
Chief Executive Officer